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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO 13d-1(a)
AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 9 )*

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
413086109
(CUSIP Number)
Sidney Harman
c/o Harman International Industries, Incorporated
1101 Pennsyvania Avenue, N.W.
Washington, D.C. 20004
(202) 393-1101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	413086109

1	NAMES OF REPORTING PERSONS: Sidney Harman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,037,962

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,456,024

WITH	10	SHARED DISPOSITIVE POWER:

		154,416

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,037,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	413086109

1	NAMES OF REPORTING PERSONS: Jane Harman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		409,446

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		409,446

WITH	10	SHARED DISPOSITIVE POWER:

		154,416

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	563,862

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This Amendment No. 9 to statement on Schedule 13D is filed jointly by Sidney Harman (“Dr. Harman”) and Jane Harman (“Ms. Harman” and together with Dr. Harman, the “Reporting Persons”). This Amendment No. 9 is the initial statement on Schedule 13D by Ms. Harman and amends the initial statement on Schedule 13D by Dr. Harman, dated November 9, 1993, as amended by Amendment No. 1 thereto dated May 4, 1995, Amendment No. 2 thereto dated August 16, 1995, Amendment No. 3 thereto dated May 6, 1996, Amendment No. 4 thereto dated May 7, 1996, Amendment No. 5 thereto dated May 21, 1996, Amendment No. 6 thereto dated November 12, 2001, Amendment No. 7 thereto dated April 27, 2005, and Amendment No. 8 thereto dated January 31, 2006 (collectively with Amendment No. 9, the “Schedule 13D”), relating to the Reporting Persons’ beneficial ownership of the common stock, par value $0.01 per share (the “Common Stock”) of Harman International Industries, Incorporated (the “Issuer”).
     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons disclaim that they constitute such a group.
     Except as otherwise described herein, the information contained in the Schedule 13D, as previously amended, remains in effect.
Item 2. Identity and Background.
Item 2 of this Schedule 13D is hereby amended to include the following paragraph:
     Ms. Harman is a United States citizen and currently serves as a member of the U.S. House of Representatives for the 36th District of California. Her office address in Washington D.C. is 2400 Rayburn House Office Building, Washington, DC 20515. Within the past five years, Ms. Harman has not been convicted in a criminal proceeding or been subject to a court order or judgment that prohibits, mandates activities subject to or enjoins future violations related to federal and state securities laws.
Item 4. Purpose of Transaction.
Item 4 of this Schedule 13D is hereby amended to include the following two paragraphs:
     On April 26, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KHI Parent Inc., a Delaware corporation (“Parent”), and KHI Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”).
     The Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Merger Sub and Parent are affiliates of Kohlberg Kravis Roberts & Co., L.P. (“KKR”) and GS Capital Partners (“GSCP”, and together with KKR, the “Sponsors”) formed by the Sponsors in order to acquire the Issuer. In connection with the Merger, Parent and Merger Sub have requested that Dr. Harman remain Executive Chairman of the Issuer following the Merger.
     In the Merger, each outstanding share of Common Stock, other than any shares held by Issuer or Parent, will be converted into the right to receive $120.00 in cash, without interest (the “Cash Election Price”). Holders of Common Stock will have the right to elect to receive in lieu of cash, common stock of Parent (which will own Issuer after the Merger), at a 1:1 ratio, up to a maximum of 8,333,333 shares in the aggregate. If Issuer’s stockholders elect to receive more than 8,333,333 shares, in the aggregate, then the 8,333,333 shares of Parent common stock will be allocated to electing stockholders on a pro-rated basis. If proration is necessary, Issuer’s stockholders will receive the Cash Election Price for any of their shares of Common Stock that are not converted in the Merger into Parent common stock.
     At the request of KKR and GSCP, Dr. Harman entered into an Election Agreement with Parent (the “Election Agreement”), under which he has agreed to make an election to receive Parent common stock in exchange for at least 1,700,000 shares of Common Stock he beneficially owns, subject to the same proration as is applicable to all other electing Company stockholders and option holders. No other Issuer stockholder is required to elect to receive Parent common stock.
     The Election Agreement is filed as an exhibit in response to Item 7 of this Amendment. The terms and conditions of the Election Agreement are incorporated herein by reference.
     At this time, each of Dr. Harman and Ms. Harman expect to vote in favor of the Merger as contemplated by the Merger Agreement.
Item 5. Interest in Securities of the Issuer.
Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Aggregate Amount Beneficially Owned by Dr. Harman: 3,037,962 (including 770,000 shares of Common Stock issuable upon exercise of options owned by Dr. Harman that are exercisable within 60 days of the date of this report)

Percent of Class: 4.7%

Aggregate Amount Beneficially Owned by Ms. Harman: 563,862

Percent of Class: 0.9%

(b)	For Dr. Harman:

Sole Voting Power: 3,037,962

Shared Voting Power: 0

Sole Dispositive Power: 2,456,024

Shared Dispositive Power: 154,416

For Ms. Harman:

Sole Voting Power: 409,446

Shared Voting Power: 0

Sole Dispositive Power: 409,446

Shared Dispositive Power: 154,416
     If the Reporting Persons are deemed to constitute a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, the group’s beneficial ownership of Common Stock would be 5.3%. The Reporting Persons disclaim that they constitute such a group.
     The Reporting Persons share dispositive power with respect to 154,416 shares of Common Stock as co-trustees of an irrevocable trust for various family members.
     Dr. Harman disclaims beneficial ownership of 427,522 shares of Common Stock as to which he has been granted sole voting power pursuant to revocable proxies from three of his adult children, his two adult stepchildren, and a trust controlled by another of his adult children. For additional information regarding the proxies and the agreements under which Dr. Harman was granted the proxies, see the response to Item 6 of Amendment No. 8.
     (c) On April 23, 2007, the Reporting Persons partitioned 818,892 shares that were held as community property into separate property. As a result, the 818,892 shares were divided in half and the Reporting Persons each owned 409,446 shares of Common Stock as separate property. These shares had previously been held in a revocable trust for which Dr. Harman served as trustee. Ms. Harman transferred ownership of her 409,446 shares to a trust for which she serves as sole trustee. Dr. Harman transferred ownership of his 409,446 shares along with an additional 1,105,414 shares to a trust for which he serves as sole trustee.
     (d) Each of three adult children of Dr. Harman, his two adult stepchildren, and a trust controlled by another of his adult children have granted revocable proxies to Dr. Harman but retain the right to receive and direct the receipt of dividends from, and the proceeds from the sale of, shares of Common Stock subject to the proxies.
     (e) On April 23, 2007, Dr. Harman ceased to be the beneficial owner of more than five percent of the Common Stock as a result of the division of the Reporting Persons’ community property and contributions to their respective trusts (see Item 5(c)).
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of this Schedule 13D is hereby amended to include the following two paragraphs:
     An election agreement, dated April 26, 2007, was entered into between Dr. Harman and KHI Parent Inc. in connection with the proposed acquisition of the Issuer by KKR and GSPC. The election agreement requires Dr. Harman to convert at least 1,700,000 shares of Common

Stock into the right to receive shares of KHI Parent Inc. and to take all necessary actions to convert the 1,700,000 shares into shares of common stock of KHI Parent Inc.
     The election agreement under which Dr. Harman has agreed to exchange his shares is filed as an exhibit in response to Item 7 of this Amendment. The terms and conditions of this election agreement are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
     The following exhibits to this Schedule 13D are attached hereto:
     Exhibit 1: Election Agreement between Sidney Harman and KHI Parent Inc., dated April 27, 2007.
     Exhibit 2: Joint Filing Agreement between Sidney Harman and Jane Harman dated April 27, 2007.

SIGNATURE
     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2007	/s/ Sidney Harman
Sidney Harman

Date: April 27, 2007	/s/ Jane Harman
Jane Harman